Exhibit 3.1

CERTIFICATE OF DESIGNATION
OF
7.0% SENIOR NON-CUMULATIVE PERPETUAL CONVERTIBLE
PREFERRED STOCK, SERIES D
OF
HEARTLAND FINANCIAL USA, INC.

Heartland Financial USA, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the Delaware General Corporation Law, does hereby certify:
The board of directors of the Corporation (the “Board of Directors”), in accordance with the certificate of incorporation and bylaws of the Corporation and applicable law, adopted the following resolution on October 20, 2015 creating a series of 3,000 shares of preferred stock of the Corporation designated as “7.0% Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D.”
RESOLVED, that pursuant to the provisions of the certificate of incorporation and the bylaws of the Corporation and applicable law, a series of 7% Senior Non-Cumulative Perpetual Preferred Stock, Series D, $1.00 par value per share, of the Corporation be created out of the authorized and unissued shares of preferred stock of the Corporation, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as set forth in the attached Exhibit A.
IN WITNESS WHEREOF, Heartland Financial USA, Inc. has caused this Certificate of Designation to be signed by Lynn B. Fuller, its Chairman and Chief Executive Officer, this 5th day of February, 2016.

HEARTLAND FINANCIAL USA, INC.

By:	/s/ Lynn B. Fuller
Name: Lynn B. Fuller
Title: Chairman and Chief Executive Officer

EXHIBIT A

DESIGNATION
OF POWERS, PREFERENCES AND SPECIAL RIGHTS OF
7.0% SENIOR NON-CUMULATIVE PERPETUAL CONVERTIBLE
PREFERRED STOCK, SERIES D
OF
HEARTLAND FINANCIAL USA, INC

Section 1.Designation and Number of Shares. The shares of this series of preferred stock shall be designated as the “7.0% Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D” (the “Designated Preferred Stock”). The authorized number of shares of Designated Preferred Stock shall be 3,000 shares, which may be decreased (but not below the number of shares of Designated Preferred Stock then issued and outstanding) from time to time by the Board of Directors. The Designated Preferred Stock shall be perpetual, subject to the provisions of Section 6 and Section 7 hereof. Shares of Designated Preferred Stock that are redeemed, repurchased or otherwise acquired by the Corporation shall revert to authorized but unissued shares of Preferred Stock, undesignated as to series and available for future issuance.

Section 2.Ranking. The Designated Preferred Stock shall rank equally with Parity Stock and shall rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any dissolution, liquidation or winding up of the Corporation, as set forth below.

Section 3.Definitions. As used herein with respect to Designated Preferred Stock:

(a)“Applicable Regulatory Approval” means, with respect to a particular Holder or such Holder’s designee, all governmental, quasi-governmental, court or regulatory approvals, consents or statements of non-objection necessary to allow such Holder or such Holder’s designee, as applicable, to acquire the shares of Common Stock issuable upon conversion of the Designated Preferred Stock held by it or to own or control such shares of Common Stock and the expiration or earlier termination of any required waiting period, including any approvals, consents or statements of non-objection required by any state or federal banking regulatory authority.

(b)“Appropriate Federal Banking Agency” means the “appropriate Federal banking agency” with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

(c)“Business Day” means any day except Saturday, Sunday and any day on which banking institutions in the State of Iowa generally are authorized or required by law or other governmental actions to close.

(d)“Bylaws” means the bylaws of the Corporation, as they may be amended from time to time.

(e)“Certificate of Designation” means this Certificate of Designation or comparable instrument relating to the Designated Preferred Stock, as it may be amended from time to time.

(f)“Charter” means the Corporation’s certificate of incorporation, as amended from time to time.

(g)“Common Stock” means the Common Stock, $1.00 par value per share, of the Corporation.

(h)“Contingent Payments” is defined in Section 7(a).

(i)“Conversion Date” has the meaning set forth in Section 7(e).

(j)“Conversion Price” means, for each share of Designated Preferred Stock, the quotient of (A) the product of (x) the Average Closing Price, as defined in the Merger Agreement, and (y) eleven dollars and fifty cents ($11.50), over (B) the Aggregate Merger Consideration Per Share, as defined in the Merger Agreement.

(k)“Conversion Rate” means that number of shares of Common Stock into which one share of Designated Preferred Stock shall be convertible pursuant to Section 7 hereof, determined by dividing the Liquidation Preference by the Conversion Price.

(l)“Dividend Payment Date” means February 15, May 15, August 15 and November 15 of each year.

(m)“Dividend Period” means the period from and including any Dividend Payment Date to but excluding, the next Dividend Payment Date; provided, however, the initial Dividend Period shall be the period from the Dividend Payment Date that would have been the last Dividend Payment Date immediately preceding the Merger Effective Date (as if this Certificate of Designation had then been effective) through the next Dividend Payment Date (the “Initial Dividend Period’’).

(n)“Dividend Record Date” has the meaning set forth in Section 4(a).

(o)“Ex-Date” has the meaning set forth in Section 11(a)(i).

(p)“Fair Market Value” means (A) the volume weighted average closing sales price of the Common Stock for the twenty (20) trading days ending on and including the fifth calendar day prior to the Redemption Date (in the case of a redemption) or the day immediately prior to the Ex-Date (in the case of a dividend, distribution or other event requiring adjustment in the conversion price), or, in the event that the Common Stock is not traded on such date, on the immediately preceding trading date, as reported by the Nasdaq Stock Market, or if the Nasdaq Stock Market is not the principal exchange on which the Common Stock is then traded, as reported by such principal exchange, or (B) if the Common Stock is not then traded on a national exchange, the volume weighted average of the last bid and asked price of the Common Stock for the twenty (20) trading days ending on and including the fifth calendar day prior to the Redemption Date or the day immediately prior to Ex-Date (or, in the event that the Common Stock is not traded on such date, on the immediately preceding trading date), as applicable, as reported by the principal quotation service, or (C) if not so quoted, the fair market value as determined by an independent third party experienced in the valuation of financial institution equity securities as of a date within thirty (30) days prior to the Redemption Date or thirty (30) days prior to the day immediately prior to the Ex-Date, as applicable. In determining the Fair Market Value of Common Stock under clause (C), the valuation may take into account or apply any minority, marketability or other discount.

(q)“Holder” means a Person in whose name the shares of the Designated Preferred Stock are registered, which may be treated by the Corporation and its transfer agent as the absolute owner of the shares of Designated Preferred Stock for the purpose of making payment and settling conversions and for all other purposes.

(r)“Initial Dividend Period” has the meaning set forth in the definition of “Dividend Period”.

(s)“Junior Stock” means the Common Stock and any other class or series of capital stock the Corporation may issue in the future the terms of which do not expressly provide that it ranks on a parity with or senior to the Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Corporation.

(t)“Liquidation Amount” means $1,000 per share of Designated Preferred Stock.

(u)“Liquidation Preference” has the meaning set forth in Section 5(a).

(v)“Merger Agreement” means that certain Merger Agreement dated as of October 22, 2015 among the Corporation, CIC Bancshares, Inc., and Kevin A. Ahern as Securityholders’ Representative.

(w)“Merger Effective Date” means the date upon which the merger contemplated by the Merger Agreement shall be effective.

(x)“Net Scheduled Payment Per Class A Share” has the meaning assigned to it in the Merger Agreement.

(y)“Parity Stock” means the Corporation’s Senior Non-Cumulative Perpetual Preferred Stock, Series C and any other class or series of stock the Corporation may issue in the future the terms of which expressly provide that such class or series will rank on a parity with the Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Corporation (in each case without regard to whether dividends accrue cumulatively or non-cumulatively).

(z)“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint stock company, limited liability company or trust.

(aa)“Preferred Stock” means any and all series of preferred stock of the Corporation, including the Designated Preferred Stock.

(ab)“Redemption Date” has the meaning set forth in Section 6(a)(ii)(A).

(ac)“Regular Dividend” means any quarterly cash dividend on Common Stock that, when combined with the amount of all cash dividends and distributions made during the preceding period of 12 months (including for such purposes the amount by which the purchase price with respect to any repurchase of Common Stock made pro rata among all holders thereof exceeds the Fair Market Value of the Common Stock on the date of such pro rata repurchase), does not exceed six percent (6.0%) of the

Fair Market Value of the Common Stock outstanding on the record date for determining the shareholders entitled to receive such dividend.

(ad)“Scheduled Payments” has the meaning assigned to it in the Merger Agreement.

Section 4.Dividends.

(a)Payment; Rate. Holders shall be entitled to receive, on each share of Designated Preferred Stock if, as and when declared by the Board of Directors or any duly authorized committee of the Board of Directors, but only out of assets legally available therefor, non-cumulative cash dividends with respect to each Dividend Period, including the Initial Dividend Period, at a rate per annum equal to 7.0% on the Liquidation Amount per share of Designated Preferred Stock, and no more, payable quarterly in arrears on each Dividend Payment Date.

In the event that any Dividend Payment Date would otherwise fall on a day that is not a Business Day, the dividend payment due on that date will be postponed to the next day that is a Business Day and no additional dividends will accrue as a result of that postponement. For avoidance of doubt, “payable quarterly in arrears” means that, with respect to any particular Dividend Period, dividends begin accruing on the first day of such Dividend Period and are payable on the first day of the next Dividend Period.
The amount of dividends payable on Designated Preferred Stock on any date prior to the end of a Dividend Period shall he computed on the basis of a 360-day year consisting of four 90-day quarters, and actual days elapsed over a 90-day quarter.
Dividends that are payable on Designated Preferred Stock on any Dividend Payment Date will be payable to Holders as they appear on the stock register of the Corporation on the applicable record date, which shall be the 15th calendar day immediately preceding such Dividend Payment Date or such other record date fixed by the Board of Directors or any duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.
Holders shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on Designated Preferred Stock as specified in this Section 4 (subject to the other provisions of the Certificate of Designation).
(b)Non-Cumulative. Dividends on shares of Designated Preferred Stock shall be non-cumulative. If the Board of Directors or any duly authorized committee of the Board of Directors does not declare a dividend on the Designated Preferred Stock, in respect of any Dividend Period the Holders shall have no right to receive any dividend for such Dividend Period, and the Corporation shall have no obligation to pay a dividend for such Dividend Period, whether or not dividends are declared for any subsequent Dividend Period with respect to the Designated Preferred Stock.

(c)Restrictions. Subject to any restrictions imposed by the Appropriate Federal Banking Agency or, if applicable, the Corporation’s state bank supervisor (as defined in Section 3(r) of the Federal Deposit Insurance Act (12 U.S.C. § 1813(q)), so long as any share of Designated Preferred Stock remains outstanding, (1) no dividend shall be declared and paid or set aside for payment and no distribution shall be declared and made or set aside for payment on any shares of Parity Stock or Junior Stock (other than a dividend payable solely in shares of Junior Stock) and (2) no shares of Parity Stock or

Junior Stock shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than (a) as a result of a reclassification of Parity Stock for or into other Parity Stock or Junior Stock for or into other Junior Stock or the exchange or conversion of one share of Parity Stock for or into another share of Parity Stock or one share of Junior Stock for or into another share of Junior Stock, (b) repurchases in support of the Corporation’s employee benefit and compensation programs and (c) through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity or Junior Stock, as appropriate), unless, in each case, the full dividends for the most recently preceding Dividend Payment Date on all outstanding shares of Designated Preferred Stock and Parity Stock have been paid or declared and a sum sufficient for the payment thereof has been set aside.

Section 5.Liquidation Rights.

(a)Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, Holders shall be entitled to receive for each share of Designated Preferred Stock, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Corporation, subject to the right of any creditors of the Corporation, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock or any other Junior Stock as to such distribution, payment in full in an amount equal to the sum of (i) the Liquidation Amount per share and (ii) the amount of any declared and unpaid dividends on each such share accrued through the date of such liquidation, dissolution or winding up (such amounts collectively, the “Liquidation Preference”). After payment of the full Liquidation Preference, the Holders will not be entitled to any further participation in any distribution of assets by, and shall have no right or claim to any remaining assets of, the Corporation.

(b)Partial Payment. If in any distribution described in Section 5(a) above the assets of the Corporation or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Designated Preferred Stock and the corresponding amount payable with respect to any Parity Stock as to such distribution, Holders and the holders of such Parity Stock shall share ratably in any such distribution in proportion to the full respective liquidating distributions to which they are entitled.

(c)Residual Distribution. If the Liquidation Preference has been paid in full to all Holders and the corresponding amounts payable with respect to any Parity Stock as to such distribution has been paid in full, the holders of Junior Stock shall be entitled to receive all remaining assets of the Corporation (or proceeds thereof) according to their respective rights and preferences.

(d)Merger, Consolidation and Sale of Assets Is Not Liquidation. For purposes of this Section 5, the merger or consolidation of the Corporation with any other corporation or other entity, including a merger or consolidation in which the Holders receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

Section 6.Redemption.

(a)Optional Redemption.

(i)Subject to the other provisions of this Section 6, on or after September 28, 2018, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part at any time, and from time to time, out of funds legally available therefor, the shares of Designated Preferred Stock at the time outstanding.

(ii)The per-share redemption price for shares of Designated Preferred Stock shall be equal to the sum of the Liquidation Amount per share and the per-share amount of any accrued and unpaid dividends for the then current Dividend Period to, but excluding, the date fixed for redemption (the “Redemption Date”) regardless of whether any dividends are actually declared for that Dividend Period.

The redemption price for any shares of Designated Preferred Stock shall be payable on the Redemption Date to the Holder of such shares against surrender of the certificate(s) evidencing such shares, or appropriate book entry transfer of such shares, to the Corporation or its agent. Any declared but unpaid dividends for the then current Dividend Period payable on a Redemption Date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the Redemption Date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 4 above.
(b)No Sinking Fund. The Designated Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders will have no right to require redemption or repurchase of any shares of Designated Preferred Stock.

(c)Notice of Redemption. Notice of every redemption of shares of Designated Preferred Stock shall be given by first class mail, postage prepaid, addressed to the Holders of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the Redemption Date. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given whether or not the Holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any Holder of shares of Designated Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Designated Preferred Stock. Each notice of redemption given to a Holder shall state: (1) the Redemption Date; (2) the number of shares of Designated Preferred Stock to be redeemed and, if less than all the shares held by such Holder are to be redeemed, the number of such shares to be redeemed from such Holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered, or appropriate book entry notification of transfer to the Corporation of such Shares is to be presented, for payment of the redemption price.

(d)Partial Redemption. In the case of any redemption of part of the shares of Designated Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata. If fewer than all the shares represented by any certificate of book entry are redeemed, a new certificate or book entry notification shall be issued representing the unredeemed shares without charge to the Holder thereof.

(e)Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the Redemption Date specified in the notice all funds necessary for the redemption have been deposited by the Corporation, in trust for the pro rata benefit of the Holders of the shares called for redemption, so as to be and continue to be available solely therefore, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the Redemption Date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such Redemption Date cease and terminate, except only the right of the Holders thereof to receive the amount payable on such redemption held in trust, without interest. Any funds unclaimed at the end of three years from the Redemption Date shall, to the extent permitted by law, be released to the Corporation, after which time the Holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares. Notwithstanding the foregoing, until the Redemption Date, Holders may continue to exercise their conversion rights provided in Section 7 hereof following the issuance of a notice of redemption by the Corporation.

(f)Status of Redeemed Shares. Shares of Designated Preferred Stock that are redeemed, repurchased or otherwise acquired by the Corporation shall revert to authorized but unissued shares of Preferred Stock, undesignated as to series and available for future issuance.

Section 7.Conversion at the Option of the Holders.

(a)Subject to Section 7(f), each share of the Designated Preferred Stock is convertible, (unless previously converted at the option of the Holder thereof pursuant to a notice delivered in accordance with Section 7(b)), into (i) shares of Common Stock at the Conversion Rate, plus (ii) with respect to all Scheduled Payments collected prior to the applicable Conversion Date (as defined below), cash in an amount equal to the Net Scheduled Payment Per Class A Share for all such Payments multiplied by $1,000 and divided by $11.50, and plus (iii) a right with respect to the amount of any Scheduled Payments collected after such conversion equal to the Net Scheduled Payment Per Class A Share from such Payments multiplied by $1,000 and divided by $11.50 (the payments pursuant to clause (ii) and (iii) being hereafter referred to as the “Contingent Payments”).

(b)Any written notice of conversion (“Conversion Notice’’) pursuant to this Section 7 shall be duly executed by the Holder, and specify:

(i)the number of shares of Preferred Stock to be converted;

(ii)the name(s) in which such Holder desires the shares of Common Stock issuable upon conversion to be registered (subject to compliance with applicable legal requirements if any of such shares are to be issued in a name other than the name of the Holder);

(iii)the address to which such Holder wishes delivery to be made of any Contingent Payments or cash in lieu of fractional shares, plus such new certificate, or book entry notification, to be issued upon such conversion; and

(iv)any other transfer forms, tax form or other relevant documentation required and specified by the Corporation or its transfer agent, if necessary, to effect the conversion.

(c)If specified by the Holder in the Conversion Notice that the shares of Common Stock issuable upon conversion of the Designated Preferred Stock shall be issued to a Person other than the Holder surrendering the shares of Designated Preferred Stock being converted (i.e., such Holder’s designee), then the Holder shall pay or cause to be paid any transfer or similar taxes payable in connection with the shares of Common Stock so issued.

(d)Upon receipt by the Corporation or its transfer agent of a completed and duly executed Conversion Notice, payment in compliance with Section 7(c), if applicable, and surrender of a certificate, or transfer to the Corporation of the book entry shares, representing share(s) of Designated Preferred Stock to be converted, the Corporation shall promptly issue and register, or cause its transfer agent to promptly issue and register, the number of shares of Common Stock to which such Holder shall be entitled upon conversion in the name(s) specified by such Holder in the Conversion Notice. The Corporation shall promptly send or cause to be sent, by hand delivery (with receipt to be acknowledged) or by first-class mail, postage prepaid, to the holder thereof, at the address designated in the Conversion Notice, (i) a certificate or certificates, or a notification of book entry issuance, representing the number of shares of Common Stock to which such holder shall be entitled upon conversion, (ii) if the Corporation so elects in accordance with Section 10, a check in the amount of any cash due in lieu of fractional shares, and (iii) a check in the amount of any Contingent Payments to which such Holder is entitled upon conversion (which check may be combined with the check for payment of fractional shares, if any). In the event that there shall have been surrendered a certificate or certificates, or book entry transfer, representing shares of Designated Preferred Stock, only part of which are to be converted, the Corporation shall issue and deliver to such Holder a new certificate or certificates, or book entry notification, representing the number of shares of Designated Preferred Stock that shall not have been converted.

(e)The issuance by the Corporation of shares of Common Stock upon a conversion of shares of Designated Preferred Stock pursuant to this Section 7 shall be deemed effective immediately prior to the close of business on the day (the “Conversion Date”) of receipt by the Corporation or its transfer agent of the Conversion Notice and other documents, if any, set forth in Section 7(b), payment in compliance with Section 7(c), if applicable, and the surrender by such Holder of the certificate or certificates, or book entry notification, representing the shares of Designated Preferred Stock to be converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto).

(f)Notwithstanding anything to the contrary in this Certificate of Designation, no conversion pursuant to this Section 7 with respect to shares of the Designated Preferred Stock of any Holder shall occur unless, with respect to such Holder or such Holder’s designee, the Applicable Regulatory Approval, if required, has been obtained and remains in effect.

Section 8.Conversion Procedures.

(a)On any Conversion Date, any shares of Designated Preferred Stock converted to Common Stock shall cease to be outstanding, in each case, subject to the right of Holders of such shares to receive the shares of Common Stock into which such shares of Designated Preferred Stock are convertible, cash in lieu of fractional shares (if any), and the Contingent Payments.

(b)The Person or Persons entitled to receive the shares of Common Stock issuable upon any such conversion shall be treated for all purposes as record holder(s) of such Common Stock as of the close of business on the applicable Conversion Date. No allowance or adjustment, except as set forth in Section 11, shall he made in respect of dividends payable to holders of Common Stock of record as of any date prior to such applicable Conversion Date. Prior to such applicable Conversion Date Common Stock issuable upon conversion of any shares of Designated Preferred Stock shall not be deemed outstanding for any purpose, and Holders of shares of Designated Preferred Stock shall have no rights with respect to Common Stock (including voting rights as applicable, rights to respond to tender offers for the Common Stock and rights to receive any dividends or other distributions on the Common Stock) by virtue of holding shares of Designated Preferred Stock, and prior to the Conversion Date, holders of Designated Preferred Stock shall have no right to receive Contingent Payments, which shall be held by the Corporation for such holders’ benefit as provided in the Merger Agreement.

(c)Shares of Designated Preferred Stock duly converted in accordance herewith, or otherwise reacquired by the Corporation, shall resume the status of authorized and unissued Preferred Stock of the Corporation, undesignated as to series and available for future issuance.

(d)In the event that a Holder of shares of Designated Preferred Stock shall not by written notice designate the name in which Common Stock to be issued upon conversion of such Designated Preferred Stock should be registered or the address to which the certificate or certificates, or book entry notification, representing such Common Stock should be sent, the Corporation shall be entitled to register such shares, and make Contingent Payments and payment of any fractional share amount, in the name of the Holder of such Designated Preferred Stock as shown on the records of the Corporation and to send the certificate or certificates, or book entry notification, representing such Common Stock, and such payments, to the address of such Holder shown on the records of the Corporation.

Section 9.Reservation of Common Stock. The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of shares of Designated Preferred Stock as provided in this Certificate of Designation, such number of its shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Designated Preferred Stock then outstanding. For purposes of this Section 9, the number of shares of Common Stock that shall be deliverable upon the conversion of all outstanding shares of Designated Preferred Stock shall be computed as if at the time of computation all such outstanding shares were held by a single Holder. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Designated Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

Section 10.Fractional Shares.

(a)No fractional share of Common Stock shall be issued as a result of any conversion of shares of Designated Preferred Stock.

(b)In lieu of any fractional share of Common Stock otherwise issuable to a Holder in respect of any conversion pursuant to Section 7, the Corporation shall at its option either (i) issue to such Holder a whole share of Common Stock, or (ii) pay an amount in cash (computed to the nearest cent) equal to such fraction multiplied by the Conversion Price.

(c)If more than one share of the Designated Preferred Stock is surrendered for conversion at one time by or for the same Holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of the Designated Preferred Stock so surrendered.

Section 11.Anti-Dilution Adjustments to Conversion Price.

(a)The Conversion Price shall be subject to the following adjustments; provided, however, that notwithstanding anything to the contrary contained in this Certificate of Designation, any adjustment to the Conversion Price to be made pursuant to this Certificate of Designation shall be made to the extent (but only to the extent) that such adjustment would not cause or result in a Holder being deemed to own, control or have the power to vote an amount of voting securities of the Corporation that would result in such Holder being required to obtain any Applicable Regulatory Approval; provided, further, however, that any adjustment (or portion thereof) prohibited pursuant to this Section 11(a) shall be postponed and implemented with respect to such Holder on the first date on which such Holder receives the Applicable Regulatory Approval:

(i)Stock Dividends and Distributions. If the Corporation pays dividends or other distributions on the Common Stock in shares of Common Stock, then the Conversion Price in effect immediately prior to the date on which Holders of Common Stock are no longer entitled to receive such dividend or distribution (the “Ex-Date’’) will be multiplied by the following fraction:

OS0
OS1
Where,
OS0 = the number of shares of Common Stock outstanding immediately prior to the Ex-Date for such dividend or distribution.
OS1 = the sum of the number of shares of Common Stock outstanding immediately prior to the Ex-Date for such dividend or distribution plus the total number of shares of Common Stock constituting such dividend or distribution.
For the purposes of this clause (i), the number of shares of Common Stock at the time outstanding shall not include shares acquired by the Corporation. If any dividend or distribution described in this clause (i) is declared but not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to make such dividend or distribution, to such Conversion Price that would be in effect if such dividend or distribution had not been declared.
(ii)Subdivisions, Splits and Combination of the Common Stock. If the Corporation subdivides, splits or combines the shares of Common Stock, then the Conversion Price in effect immediately prior to the effective date of such share subdivision, split or combination will be multiplied by the following fraction:

OS0
OS1
Where,
OS0 = the number of shares of Common Stock outstanding immediately prior to the effective date of such share subdivision, split or combination.
OS1 = the number of shares of Common Stock outstanding immediately after the opening of business on the effective date of such share subdivision, split or combination.

For the purposes of this clause (ii), the number of shares of Common Stock at the time outstanding shall not include shares acquired by the Corporation. If any subdivision, split or combination described in this clause (ii) is announced but the outstanding shares of Common Stock are not subdivided, split or combined, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to subdivide, split or combine the outstanding shares of Common Stock, to such Conversion Price that would be in effect if such subdivision, split or combination had not been announced.
(iii)Issuance of Stock Purchase Rights. If the Corporation issues to all holders of the shares of Common Stock rights or warrants (other than rights or warrants issued pursuant to a stockholders’ rights plan, a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 days from the date of issuance of such rights or warrants, to subscribe for or purchase the shares of Common Stock at less than the Conversion Price on the date fixed for the determination of stockholders entitled to receive such rights or warrants, then the Conversion Price in effect immediately prior to the Ex-Date for such distribution of rights or warrants will be multiplied by the following fraction:

OS0 + Y
OS1 + X
Where,
OS0 = the number of shares of Common Stock outstanding immediately prior to the Ex-Date for such distribution.
X = the total number of shares of Common Stock issuable pursuant to such rights or warrants.
Y = the number of shares of Common Stock as is equal to quotient of the aggregate price payable to exercise such rights or warrants divided by the Fair Market Value of one share of Common Stock as of the day immediately prior to the Ex-Date.
For the purposes of this clause (iii), the number of shares of Common Stock at the time outstanding shall not include shares acquired by the Corporation. The Corporation shall not issue any such rights or warrants in respect of shares of the Common Stock acquired by the Corporation. In the event that such rights or warrants described in this clause (iii) are not so issued, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to issue such rights or warrants, to the Conversion Price that would then be in effect if such issuance had not been declared. To the extent that such rights or warrants are not exercised prior to their expiration or shares of Common Stock are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Conversion Price shall be readjusted to such Conversion Price (but giving effect to any other adjustments that may have been made with respect to the Conversion Price pursuant to the terms of this Certificate of Designation) that would then be in effect had the adjustment made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of shares of Common Stock actually delivered. In determining the aggregate offering price payable for such shares of Common Stock, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration (if other than cash, to be determined in a reasonable manner by the Board of Directors).

(iv)Debt or Asset Distributions. If the Corporation distributes to all holders of shares of Common Stock evidences of indebtedness, shares of capital stock, securities, cash or other assets (excluding any dividend or distribution referred to in clause (i) above, any rights or warrants referred to in clause (iii) above, any dividend or distribution paid exclusively in cash, and any consideration payable in connection with a tender or exchange offer made by the Corporation or any of its applicable subsidiaries, but including any dividend of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit in the case of certain “spinoff” transactions), in exchange for consideration in an amount less than the fair market value of the property so distributed, then the Conversion Price in effect immediately prior to the Ex-Date for such distribution will be multiplied by the following fraction:

SP0 - FMV
SP0
Where,
SP0 = the Fair Market Value per share of the Common Stock on such date.
FMV = the fair market value of the portion of the distribution applicable to one share of Common Stock on such date as determined by the Board of Directors.
In the event that such distribution described in this clause (iv) is not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay or make such dividend or distribution, to the Conversion Price that would then be in effect if such dividend or distribution had not been declared.
(v)Special Cash Distributions. If the Corporation makes a distribution consisting exclusively of cash to all holders of the Common Stock, excluding (A) any Regular Dividend, (B) any cash that is distributed in a merger or other consolidation transaction or as part of a “spin-off’” referred to in clause (iv) above, (C) any dividend or distribution in connection with the Corporation’s liquidation, dissolution or winding up, and (D) any consideration payable in connection with a tender or exchange offer made by the Corporation or any of its subsidiaries, then in each event, the Conversion Price in effect immediately prior to the Ex-Date for such distribution will be multiplied by the following fraction:

SP0 - DIV
SP0
Where,
SP0 = the Fair Market Value on the Business Day immediately preceding the Ex-Date.
DIV = the amount per share of Common Stock of the cash distribution, less the amount per share that would have been considered a Regular Dividend, as determined pursuant to the introduction to this paragraph (v).
In the event that any distribution described in this clause (v) is not so made, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay such distribution, to the Conversion Price which would then be in effect if such distribution had not been declared.

(vi)Self-Tender Offers and Exchange Offers. If the Corporation or any of its subsidiaries successfully completes a tender or exchange offer for the Common Stock where the cash and the value of any other consideration included in the payment per share of Common Stock exceeds the Fair Market Value as of the Business Day immediately preceding the disclosure to holders of Common Stock of the tender or exchange offer, then the Conversion Price in effect at the close of business on such immediately succeeding Business Day will be multiplied by the following fraction:

OS0 x SP0
AC + (SP0 x OS1)
Where,
SP0 = the Fair Market Value as of the Business Day immediately preceding the disclosure to holders of Common Stock of the tender or exchange offer.
OS0 = the number of shares of Common Stock outstanding immediately prior to the expiration of the tender or exchange offer, including any shares validly tendered and not withdrawn.
OS1 = the number of shares of Common Stock outstanding immediately after the expiration of the tender or exchange offer, giving effect to consummation of the acquisition of all shares validly tendered or exchanged (and not withdrawn) in connection with such tender or exchange.
AC = the aggregate cash and fair market value of the other consideration payable in the tender or exchange offer, as determined by the Board of Directors.
In the event that the Corporation, or one of its subsidiaries, is obligated to purchase shares of Common Stock pursuant to any such tender offer or exchange offer, but the Corporation, or such subsidiary, is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Price shall be readjusted to be such Conversion Price that would then be in effect if such tender offer or exchange offer had not been made.
(vii)Rights Plans. To the extent that the Corporation has a rights plan in effect with respect to the Common Stock on any Conversion Date, upon conversion of any Designated Preferred Stock, Holders will receive, in addition to the shares of Common Stock, the rights under the rights plan.

(b)Subject to the limitations set forth in the provisos to the first paragraph of Section 11(a), the Corporation may make such decreases in the Conversion Price, in addition to any other decreases required by this Section 11, if the Board of Directors deems it advisable to avoid or diminish any income tax to holders of the Common Stock resulting from any dividend or distribution of shares of Common Stock (or issuance of rights or warrants to acquire shares of Common Stock) or from any event treated as such tor income tax purposes or for any other reason.

(c)(i)    All adjustments to the Conversion Price shall be calculated to the nearest 1/10 of a cent. No adjustment in the Conversion Price shall be required if such adjustment would be less than $0.01; provided, that any adjustments which by reason of this subparagraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment; provided, further, that on the Conversion Date, adjustments to the Conversion Price will be made with respect to any such adjustment carried forward and which has not been taken into account before such date.

(ii)    No adjustment to the Conversion Price shall be made if Holders may participate in the transaction that would otherwise give rise to an adjustment as a result of holding the Designated Preferred Stock, without having to convert the Designated Preferred Stock, as if they held the full number of shares of Common Stock into which a share of the Designated Preferred Stock may then be converted.
(iii)    The Conversion Price shall not be adjusted:
(A)    upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Corporation’s securities and the investment of additional optional amounts in shares of Common Stock under any such plan;
(B)    upon the issuance of any shares of Common Stock or rights or warrants to purchase those shares pursuant to any present or future employee, director or consultant benefit plan program of or assumed by the Corporation or any of its subsidiaries;
(C)    upon the issuance of any shares of Common Stock, pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date of issuance of this Certificate of Designation and not substantially amended thereafter;
(D)    for a change in the par value of Common Stock.
(d)Whenever the Conversion Price is to be adjusted in accordance with Section 11(a) or Section 11(b), the Corporation shall: (i) compute the Conversion Price in accordance with Section 11(a) or Section 11(b) taking into account the $0.01 threshold set forth in Section 11(c) hereof; (ii) as soon as practicable following the occurrence of an event that requires an adjustment to the Conversion Price pursuant to Section 11(a) or Section 11(b), taking into account the $0.01 threshold set forth in Section 11(c) hereof (or if the Corporation is not aware of such occurrence, as soon as practicable after becoming so aware), provide, or cause to be provided, a written notice to the Holders of the occurrence of such event; and (iii) as soon as practicable following the determination of the revised Conversion Price in accordance with Section 11(a) or Section 11(b) hereof, provide, or cause to be provided, a written notice to the Holders setting forth in reasonable detail the method by which the adjustment to the Conversion Price was determined and setting forth the revised Conversion Price.

Section 12.Voting Rights.

(a)Voting with Common as a Single Class. The Holders shall vote together with the holders of Common Stock on all matters upon which the holders of Common Stock are entitled to vote. Each share of Designated Preferred Stock shall be entitled to such number of votes as the number of shares of Common Stock into which such share of Designated Preferred Stock is convertible pursuant to the Conversion Rate at the time of the record date for any such vote and for the purpose of such calculation, shares of Common Stock sufficient for the full conversion of all shares of Designated Preferred Stock shall be deemed to be authorized for issuance under the Charter on such date and shall be included in such calculation.

(b)Voting as a Class. The Holders of the Designated Preferred Stock shall be entitled to vote as a single class as set forth in the Delaware General Corporation Law and upon any amendment, alteration or repeal of any provision of the Certificate of Designation or the Charter (including any amendment, alteration or repeal by means of a merger, consolidation or otherwise) that would adversely affect the powers, preferences or special rights of the Designated Preferred Stock.

(c)No Voting Rights after Provision for Redemption or after Conversion. Holders shall not have any voting rights if, at or prior to the time when any such vote or consent would otherwise be required, all outstanding shares of the Designated Preferred Stock shall have been (i) redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been deposited in trust for such redemption, in each case pursuant to Section 6 above, or (ii) converted in accordance with the terms of this Certificate of Designation.

(d)Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the Holders (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules of the Board of Directors or any duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Charter, the Bylaws, and applicable law.

Section 13.Record Holders. To the fullest extent permitted by applicable law, the Corporation and any transfer agent for Designated Preferred Stock may deem and treat the record holder of any share of Designated Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

Section 14.Legend. Each certificate representing shares of Designated Preferred Stock shall bear the following legend (in addition to any legends required by applicable state securities laws):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT’’) OR ANY OTHER FEDERAL OR STATE SECURITIES LAWS, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND ANY OTHER APPLICABLE FEDERAL SECURITIES LAWS COVERING SUCH SECURITIES OR THE CORPORATION RECEIVES AN OPINION OF COUNSEL IN FORM SATISFACTORY TO THE CORPORATION THAT AN EXEMPTION FROM REGISTRATION IS AVAILABLE.
Section 15.Other Rights. The shares of Designated Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Charter or as provided by applicable law.